UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Tercica, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88078L 10 5

(CUSIP Number)

Willy Mathot

General Counsel

Ipsen, S.A.

42, rue du Docteur Blanche

75016 Paris,

France

+33 1 4496 1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 22, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

1	Names of Reporting Person: I.R.S. Identification Number: Ipsen, S.A. Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO and AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 16,653,533
8 Shared Voting Power: 29,897,932
9 Sole Dispositive Power: 16,653,533
10 Shared Dispositive Power: 12,527,245

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,551,465
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 65.30%
14	Type of Reporting Person (See Instructions): CO

1	Names of Reporting Person: I.R.S. Identification Number: Suraypharm S.A.S. Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 12,527,245
8 Shared Voting Power: 15,698,524
9 Sole Dispositive Power: 12,527,245
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,225,769
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 39.59%
14	Type of Reporting Person (See Instructions): CO

1	Names of Reporting Person: I.R.S. Identification Number: Beaufour Ipsen Pharma, S.A.S. 98/0510294
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 0
8 Shared Voting Power: 3,445,651
9 Sole Dispositive Power: 0
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,445,651
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 4.83%
14	Type of Reporting Person (See Instructions): CO

1	Names of Reporting Person: I.R.S. Identification Number: Tribeca Acquisition Corporation Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 0
8 Shared Voting Power: 3,445,651
9 Sole Dispositive Power: 0
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,445,651
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 4.83%
14	Type of Reporting Person (See Instructions): CO

Introductory Note

This Amendment No. 5 (Amendment No. 5) hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (Issuer Common Stock) of Tercica, Inc. (the Issuer), a Delaware corporation whose principal executive offices are located at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005, United States of America initially filed on July 28, 2006, as amended by Amendment No. 1 thereto filed on October 19, 2006, Amendment No. 2 thereto filed on August 3, 2007 and Amendment No. 3 thereto filed on September 21, 2007, by the reporting persons Ipsen a société anonyme organized under the laws of France (Ipsen) and Suraypharm a société par actions simplifiée organized under the laws of France (Suraypharm), and Amendment No. 4 thereto filed on June 9, 2008, by the reporting persons Ipsen, Suraypharm, Beaufour Ipsen Pharma a société par actions simplifiée organized under the laws of France (the Purchaser) and Tribeca Acquisition Corporation a corporation organized under the laws of the State of Delaware (Merger Sub) (such statement, together with Amendments 1 through 4 thereto, the Prior Statement, and as amended by this Amendment, the Statement), with respect to the items set forth below.

Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Prior Statement. Other than as set forth herein, there has been no material change in the information set forth in the Prior Statement. This Amendment No. 5 amends the Prior Statement as specifically set forth herein.

Item 2.	Identity and background

Sections (a)-(c) of Item 2 of the Prior Statement are hereby amended and supplemented by deleting Alain Haut, Alistair Stokes and Peter Wilson from the details contained on Schedule I to the Statement, with respect to Ipsen, and by adding the details set forth in Schedule I hereto.

Item 3.	Source and amount of funds or other consideration

Item 3 of the Prior Statement is hereby amended and supplemented by adding the following:

On July 22, 2008, Ipsen exercised the Warrant in full and purchased 410,831 shares of Issuer Common Stock pursuant to the exercise of preemptive rights under the Affiliation Agreement with $40,335,183.47 of funds provided by SCRAS (an affiliate of Ipsen) which were generated by the operations of Ipsen and certain of its affiliates. The conversion of the Convertible Notes by Ipsen did not require the expenditure of any funds.

Item 4.	Purpose of transaction

Item 4 of the Prior Statement is hereby amended and supplemented by adding the following:

The Subscription

Prior to entering into, and subject to the agreement of the parties as to the terms of, the Common Stock Purchase Agreement (as defined below), on July 18, 2008, in accordance with the terms of the Affiliation Agreement, Suraypharm sent a letter to the Issuer (the Confirmation of Subscription) confirming its intent to exercise the preemptive rights under the Affiliation Agreement to subscribe for shares in connection with the Issuer’s issuance of new securities to Genentech Inc. on July 11, 2008 and naming Ipsen as its designated affiliate thereunder.

On July 22, 2008, Ipsen and Suraypharm entered into a common stock purchase agreement with the Issuer (the Common Stock Purchase Agreement) by which Suraypharm exercised the preemptive rights under the Affiliation Agreement and shares of Issuer Common Stock were issued to Ipsen, as Suraypharm’s designated affiliate thereunder, in connection with the issuance of Issuer Common Stock by the Issuer to Genentech Inc. on July 11, 2008.

Under the terms of the Common Stock Purchase Agreement, the Issuer issued and sold to Ipsen, and Ipsen purchased from the Issuer, 410,831 shares of Issuer Common Stock for an aggregate cash purchase price of $3,664,612.52. These shares of Issuer Common Stock were issued and sold to Ipsen at a price per share of $8.92, which equals the consolidated closing bid price of the Issuer Common Stock as reported by NASDAQ on July 21, 2008.

The foregoing summary of the terms of the Common Stock Purchase Agreement is qualified by reference to the full text of the Common Stock Purchase, which is included as an exhibit to this Amendment No. 5 and is incorporated herein by reference.

The Exercise and Conversion

On July 22, 2008, in connection with the Merger, Ipsen delivered to the Issuer a warrant exercise form (the Warrant Exercise Form) and a Conversion Notice for each Convertible Note (each a Conversion Notice and, collectively, the Conversion Notices). In connection with the exercise of the Warrant, and upon payment of $36,670,570.95, Ipsen was issued 4,948,795 shares of Issuer Common Stock. In connection with the conversion of the Convertible Notes, Ipsen was issued 10,774,806 shares of Issuer Common Stock.

Item 5.	Interest in securities of the Issuer

Item 5 of the Prior Statement is hereby amended by replacing sections (a)-(b) with the following:

(a)-(b)	Ipsen may be deemed to beneficially own an aggregate of 46,551,465 shares of Issuer Common Stock of which:

•       4,948,795 shares of Issuer Common Stock were purchased on July 22, 2008 pursuant to the exercise of the Warrant in a transaction with the Issuer which is described in a Current Report on Form 8-K filed by the Issuer on July 24, 2008;

•       3,531,687, 5,175,652 and 2,067,467 shares of Issuer Common Stock were purchased on July 22, 2008 pursuant to the conversion of the First Convertible Note, the Second Convertible Note and the Third Convertible Note, respectively, in transactions with the Issuer which are described in a Current Report on Form 8-K filed by the Issuer on July 24, 2008;

• 410,831 shares of Issuer Common Stock were purchased on July 22, 2008 in a transaction with the Issuer which is described in a Current Report on Form 8-K filed by the Issuer on July 24, 2008; and

• 519,101 shares of Issuer Common Stock were purchased on July 30, 2007 in a transaction with the Issuer which is described in a Current Report on Form 8-K filed by the Issuer on July 31, 2007.

Ipsen has the sole voting and dispositive power over those shares of Issuer Common Stock which it purchased under the Warrant and the Convertible Notes and from the Issuer on July 22, 2008, each of which is described in a Current Report on Form 8-K filed by the Issuer on July 24, 2008, and which it purchased from the Issuer as described in a Current Report on Form 8-K filed by the Issuer on July 31, 2007. Since Suraypharm is a subsidiary of Ipsen, Ipsen may also be deemed to share voting and dispositive power over the 12,527,245 shares of Issuer Common Stock owned by Suraypharm.

Of the aggregate number of shares of Issuer Common Stock reported above, Ipsen may be deemed to beneficially own and share voting power over 15,698,524 of such shares as a result of the Voting Agreements, constituting approximately 22.02% of the Issuer Common Stock and over 3,445,651 of such shares as a result of the Merger Voting Agreements, constituting approximately 4.83% of the Issuer Common Stock, as of July 22, 2008. Ipsen expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Voting Agreements or the Merger Voting Agreements.

Suraypharm may be deemed to beneficially own an aggregate of 28,225,769 shares of Issuer Common Stock. These beneficially owned shares include 12,527,245 shares of Issuer Common Stock purchased at the First Closing over which Suraypharm has sole dispositive power. In addition, Suraypharm may be deemed to beneficially own and share voting power over 15,698,524 shares of Issuer Common Stock as a result of the Voting Agreements, constituting approximately 22.02% of the Issuer Common Stock as of July 22, 2008. Suraypharm expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Voting Agreements.

The Purchaser and Merger Sub may each be deemed to beneficially own an aggregate of 3,445,651 shares of Issuer Common Stock, and share the voting power over such shares as a result of the Merger Voting Agreements, constituting approximately 4.83% of the Issuer Common Stock as of July 22, 2008. The Purchaser and Merger Sub expressly disclaim beneficial ownership of any shares of Issuer Common Stock that are covered by the Merger Voting Agreements.

The Issuer has informed Ipsen that, as of July 22, 2008, there were 68,464,752 issued and outstanding shares of Issuer Common Stock to which we have added for purposes of calculating the beneficial ownership percentages those options over Issuer Common Stock that are covered by the Voting Agreements or the Merger Voting Agreements (which is an aggregate of 71,289,504 shares of Issuer Common Stock, but which does not include 97,917 options over Issuer Common Stock owned by Ross Clark’s estate which vest only upon consummation of the Merger). Accordingly, the aggregate number of shares of Issuer Common Stock beneficially owned by each of Ipsen, Suraypharm, the Purchaser and Merger Sub constitute approximately 65.30%, 39.59%, 4.83%, and 4.83% of the issued and outstanding shares of Issuer Common Stock as of July 22, 2008, respectively.

Item 5 of the Prior Statement is hereby amended and supplemented by adding the following to section (c):

(c)	On October 13, 2006, Suraypharm purchased the Shares, and Ipsen purchased the First Convertible Note and the Warrant, and on September 17, 2007 Ipsen purchased the Second Convertible Note and the Third Convertible Note, each pursuant to the Purchase Agreement. On July 30, 2007, Ipsen purchased an additional 519,101 shares of Issuer Common Stock pursuant to the exercise of preemptive rights in the Affiliation Agreement; the purchase is described in a Current Report on Form 8-K filed by the Issuer on July 31, 2007.

On July 22, 2008, in connection with the Merger, Ipsen (i) exercised the Warrant for which it was issued 4,948,795 shares of authorized but previously unissued Issuer Common Stock and (ii) converted the First Convertible Note, the Second Convertible Note and the Third Convertible Note for which it was issued 3,531,687, 5,175,652 and 2,067,467 shares of Issuer Common Stock, respectively, each as described in a Current Report on Form 8-K filed by the Issuer on July 24, 2008. On July 22, 2008, Ipsen purchased an additional 410,831 shares of Issuer Common Stock pursuant to the exercise of preemptive rights in the Affiliation Agreement; the purchase is described in a Current Report on Form 8-K filed by the Issuer on July 24, 2008. Except as described herein each Reporting Person has not effected any transaction in the shares of Issuer Common Stock since the date of filing of Amendment No. 4 to the Prior Statement.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the Issuer

Item 6 of the Prior Statement is hereby amended by replacing Item 6 with the following:

Except with respect to the Voting Agreements, the Purchase Agreement, the Merger Agreement, the Merger Voting Agreements, the Confirmation of Subscription, the Common Stock Purchase Agreement, the Warrant Exercise Form and the Conversion Notices and the contracts, arrangements, understandings or relationships referred to in such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to the securities of the Issuer including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be filed as exhibits

Item 7 is hereby amended by inserting in Item 7:

Number	Exhibit
10.3	Common Stock Purchase Agreement entered into by and among the Issuer, Ipsen and Suraypharm, dated as of July 22, 2008
99.1	Conversion Notice for the First Senior Convertible Promissory Note, dated as of July 22, 2008
99.2	Conversion Notice for the Second Senior Convertible Promissory Note, dated as of July 22, 2008
99.3	Conversion Notice for the Third Senior Convertible Promissory Note, dated as of July 22, 2008
99.4	Warrant Exercise Form, dated as of July 22, 2008
99.5	Letter, dated July 18, 2008 confirming Ipsen’s intent to subscribe for the shares on July 22, 2008, delivered to the Issuer by Suraypharm

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 24, 2008

Signed by for and on behalf of
IPSEN S.A.

By:	/s/ Jean-Luc Bélingard
Name: Jean-Luc Bélingard
Title: Chairman and CEO

Signed by for and on behalf of
SURAYPHARM S.A.S

By:	/s/ Jean-Luc Bélingard
Name: Jean-Luc Bélingard
Title: Chairman

Signed by for and on behalf of
BEAUFOUR IPSEN PHARMA, S.A.S.

By:	/s/ Christophe Jean
Name: Christophe Jean
Title: President

Signed by for and on behalf of
TRIBECA ACQUISITION CORPORATION

By:	/s/ Jean-Luc Bélingard
Name: Jean-Luc Bélingard
Title: Chairman

SCHEDULE I

IPSEN, S.A.

Executive officers

Frédéric Babin

Executive Vice President, Human Resources

Address: 31, rue St Pierre - 91220 Bertigny sur Orge - France

Citizenship: French

Eric Drapé

Executive Vice President, Production and Procurement

Address: 6, rue des Reservoirs - 28000 Chartres - France

Citizenship: French

Stéphane Thirolix

Executive Vice President, Corporate Development

Address: 49, rue des Nouvelles - 92150 Suresnes - France

Citizenship: French